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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 27943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warner Beck Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17140 Bernardo Center Drive, Suite 310
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

APR 26 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Muir 858-613-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squire & Company
(Name – *if individual, state last, first, middle name*)

1329 South 800 East; Orem, Utah 84097
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Muir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Beck Inc., as of April 19, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Janet S Christensen

Notary Public

JANET S. CHRISTENSEN
Comm. # 1269892
NOTARY PUBLIC-CALIFORNIA
San Diego County
My Comm. Expires July 31, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARNER BECK, INC.

VIA CERTIFIED MAIL

APR 26 2004

April 19, 2004

NASD
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071

Enclosed is a revised audit report with schedules and a new completed Part III Facing Page in response to your letter dated April 7, 2004 (copy enclosed). Please call Mr. Richard Muir at extension 430 if there are further questions.

Sincerely,

Jim Nakagawa

Enclosure

Cc SEC
Division of Market Regulation
Attn: Thomas McGowan
450 Fifth Street, N.W.
Washington D.C. 20549

Excel Centre
17140 Bernardo Center Drvie #310
San Diego, California 92128
(p)858.613.1800 (f)858.487-9890

NASD

April 7, 2004

Richard B. Muir
Warner Beck, Inc.
17140 Bernardo Center Drive #310
San Diego, CA 92128

Dear Mr. Muir:

This acknowledges receipt of your 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

A. Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3; and,
B. Information Relating to the Possession or Control Requirements under Rule 15c-3.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you **immediately** send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Aaron Len, Senior Compliance Examiner at (213) 613-2696.

Sincerely,

for Allissa Johnson
Supervisor

Enclosure

Los Angeles District Office
300 South Grand Avenue
Suite 1600
Los Angeles, CA
90071

tel 213 229 2300
fax 213 617 3299
www.nasd.com

cc: SEC
Division of Market Regulation
Attn: Thomas McGowan
450 Fifth Street, N.W.
Washington, D.C. 20549

Squire & Co.
1329 South 800 East
Orem, UT 84097

WARNER BECK INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

Squire & Company, PC
Certified Public Accountants and Business Consultants

1329 South 800 East • Orem, Utah 84097-7700 • (801)225-6900 • Fax (801)226-7739

Independent Auditor's Report

To the Board of Directors
Warner Beck Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Warner Beck Inc. (a wholly-owned subsidiary of Excel Interfinancial Corporation) as of December 31, 2003 and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Beck Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squire & Company, PC

Orem, Utah
February 6, 2004

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 8,191
Accounts Receivable:	
Parent company	25,323
Total assets	$ 35,514

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -
Stockholder's Equity:	
Preferred stock, $1 par value, 100 shares authorized, 31 shares issued and outstanding	31
Common stock, $1 par value, 49,900 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	84,869
Retained deficit	(61,386)
Total stockholder's equity	33,514
Total liabilities and stockholder's equity	$ 35,514

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2003

Revenue:	
Commissions	$ 2,594
Expenses:	
Commissions	2,128
Accounting	1,800
Licenses	1,263
Insurance	369
Other	218
Total expenses	5,778
Net Loss	$ (3,184)

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	Capital Stock		Additional Paid-in	Retained	
	Preferred	Common	Capital	Deficit	Total
Balance at January 1, 2003	$ 31	$ 10,000	$ 84,869	$ (58,202)	$ 36,698
Net Loss	-	-	-	(3,184)	(3,184)
Balance at December 31, 2003	$ 31	$ 10,000	$ 84,869	$ (61,386)	$ 33,514

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

Cash Flows from Operating Activities:	
Net Loss	$ (3,184)
Changes in operating assets and liabilities:	
Decrease in liabilities	(11,554)
Net cash used by operating activities	(14,738)
Net Decrease in Cash	(14,738)
Cash at January 1, 2003	22,929
Cash at December 31, 2003	$ 8,191

The accompanying notes are an integral part of the financial statements.

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

SCHEDULE I

Net Capital:	
Total stockholder's equity	$ 33,514
Deductions and/or charges - nonallowable assets:	
Accounts receivable from parent company	(25,323)
Net capital before haircuts	8,191
Haircuts	-
Net capital	$ 8,191
Aggregate Indebtedness:	
Accounts payable	$ -
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
6 2/3% of aggregate indebtedness, $5,000 minimum	$ 5,000
Excess net capital	$ 3,191
Ratio of aggregate indebtedness to net capital	0 to 1
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2003):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 8,191
Net audit adjustments	-
Net capital per above	$ 8,191

WARNER BECK INC.
(A Wholly Owned Subsidiary of Excel Interfinancial Corporation)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

SCHEDULE III

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A.	Number of items	None